CHARYS HOLDING COMPANY, INC.

1117 Perimeter Center West, Suite N415

Atlanta, Georgia 30338

Telephone (678) 443-2300

April 22nd , 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Registration Statement on Form SB-2 filed on April 30, 2007, Commission File No. 333-142465

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Charys Holding Company, Inc. (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form SB-2 filed on April 30, 2007, Commission File No. 333-142465, (the “Registration Statement”). The Registrant is making this application, as [a] on February 14, 2008, it filed for reorganization under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§101-1532, as amended, in the United States Bankruptcy Court for the District of Delaware; [b] No securities were sold in connection with the Registration Statement; [c] on February 24th, 2009, the Bankruptcy Court entered an Order Confirming the First Amended Joint Plan of Reorganization of Debtors and Non-debtor Affiliates Under Chapter XI of the Bankruptcy Code; and [d] pursuant to the Final Order all assets of Charys were transferred to the Charys Liquidating Trust which is governed by Scouler & Co., the Trustee.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by Charys Holdings Company, Inc. Please fax a copy of the written order to the attention of our counsel, Michael Brenner, Esq. at Fax (561) 650 8106.

If you have any questions with respect to this matter, please call Mr. Brenner at (561) 655-6418 (ext. 252). Thank you for your assistance in this matter.

Very truly yours,

CHARYS LIQUIDATING TRUST

By:	Scouler & Company, as liquidating trustee

By:	/s/ Al Kirchhein

	Name:	Al Kirchhein

	Title:	Trustee